PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-104903

1,288,784 Shares

E*TRADE GROUP, INC.
Common Stock

     This prospectus relates to the offer and sale from time to time of 1,288,784 shares of our common stock held by the shareholders named in this prospectus.

     The prices at which selling shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     The shares offered by this prospectus were originally issued in connection with our acquisition of Engelman Securities, Inc., a Delaware corporation.

     Our common stock is listed on the New York Stock Exchange under the symbol “ET.” On May 21, 2003, the closing price for our common stock was $6.59.

     Investing in our common stock involves risks. See “Risk Factors” included in this prospectus beginning on page 5.

_______________________________

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

_______________________________

The date of this prospectus is May 22, 2003

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements	2
E*TRADE Group, Inc.	3
Risk Factors	5
Market for Our Common Equity	11
Plan of Distribution	12
Selling Shareholders	15
Available Information	16
Incorporation of Certain Documents by Reference	16
Legal Matters	17
Experts	17

     You should rely only on the information contained in or incorporated by reference in this prospectus. No one has been authorized to provide you with different information. This prospectus is not an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of the document. Unless otherwise indicated, references to “We,” and “E*TRADE” mean E*TRADE Group, Inc. and/or its subsidiaries. Prior to and including September 30, 2000, references to “fiscal” mean our year ended September 30 (e.g., “fiscal 2000” represents the period from October 1, 1999 to September 30, 2000). Subsequent to September 30, 2000, references to “fiscal” mean our year ended December 31 (e.g., “fiscal 2001” represents the period from January 1, 2001 to December 31, 2001).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     Any statements in this prospectus and in our filings with the Securities and Exchange Commission (SEC) incorporated by reference in this prospectus that are not statements of historical information are forward-looking statements made pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These forward-looking statements, as well as other oral and written forward-looking statements made by or on behalf of us from time to time, including statements contained in our other filings with the SEC and our reports to shareholders, involve known and unknown risks and assumptions about our business and other factors which may cause our actual results in future periods to differ materially from those expressed in any forward-looking statements. Any such statement is qualified by reference to the risks and factors discussed under “Risk Factors” beginning on page 5 of this prospectus. We caution that the risks and factors discussed in this prospectus are not exclusive. We have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks. New information, future events or risks may cause the forward-looking events we discuss in this prospectus and in the filings with the SEC we incorporate by reference in this prospectus not to occur.

E*TRADE GROUP, INC.

     E*TRADE Group, Inc. is a diversified financial services company that offers a wide range of financial products and services under the brand “E*TRADE Financial.” Our core strategy is to create value for customers and competitive advantage by utilizing technology to provide brokerage, banking and lending products, primarily through electronic delivery channels. We offer products and services to retail, corporate and institutional customers, and operate in multiple countries around the world. Retail customers can move money electronically between brokerage, banking and lending accounts and have access to physical touchpoints that include E*TRADE Centers in selected cities and over 15,000 E*TRADE automated teller machines (ATMs), located throughout the United States. Corporate clients utilize our employee stock plan administration and options management tools. Institutional customers enjoy access to a broad range of brokerage products and services, including cross-border trading and independent research.

          Since January 1, 2003, we have divided our business into two segments – Brokerage and Banking.

  Brokerage includes:

  Retail operations—both domestic and international
  Institutional operations—both domestic and international, as well as market-making activities
  Corporate operations—the E*TRADE Business Solutions Group, Inc., which we refer to as “BSG,” and other operations

  Banking includes:

  Retail operations—mortgage and consumer lending services, FDIC-insured deposit and banking products and a network of ATMs
  Institutional operations—global asset management activities
  Corporate operations—certain money management programs

     Our Brokerage segment represented approximately 65.0% of our net revenues for the year ended December 31, 2002, and 54.9% of our net revenues for the three months ended March 31, 2003. Our Banking segment provided approximately 35.0% of our net revenues for the year ended December 31, 2002 and 45.1% of our net revenues for the three months ended March 31, 2003.

     Prior to January 1, 2003, we divided our business into four segments—Domestic Retail Brokerage, Wealth Management (which was combined with Domestic Retail Brokerage), Banking and Global and Institutional. For the year ended December 31, 2002, net revenues for each of these segments, as a percentage of total net revenues, were 52.7% for Domestic Retail Brokerage; 34.6% for Banking; and 12.7% for Global and Institutional. In continuing to evaluate our current operations, we have revised management reporting to reflect the manner in which our chief operating decision maker assesses our performance and makes resource allocation decisions, resulting in our new segments. In particular, the consolidation and restructuring of and exit from certain international brokerage operations beginning in 2001 and continuing through 2003 allowed the Company to provide these services on consolidated platforms. As a result, these operations are now managed and directed under a single brokerage officer. BSG activities, wealth management and other services focused on retirement and college savings plans and delivery of electronic investment advice are not material and have characteristics comparable to the offerings of other retail brokerage firms and therefore continue to be aggregated in the Brokerage segment. Further restructuring of and exit from certain of these activities in the next two quarters may further reduce the size and impact of our wealth management business.

     Our Brokerage business is primarily comprised of the activities of E*TRADE Securities, LLC, which we refer to as “E*TRADE Securities”, a SEC registered broker-dealer, its securities clearing firm, E*TRADE Clearing LLC, which we refer to as “E*TRADE Clearing,” a member of the New York Stock Exchange (NYSE), Dempsey & Company, LLC, which we refer to as “Dempsey,” a specialist and market-making firm and E*TRADE Professional Trading, LLC, which we refer to as “E*TRADE Professional Trading,” a direct access brokerage firm for active online traders. E*TRADE completed its acquisitions of Dempsey and E*TRADE Professional Trading in fiscal 2001 and fiscal 2002, respectively. We offer retail banking products and services through E*TRADE Bank, which we refer to as the “Bank,” which is the nation’s eighth largest Office of Thrift Supervision (OTS) regulated financial institution based on total assets as of December 31, 2002. Our branchless structure permits us to serve customers nationwide. The Bank has three primary subsidiaries, E*TRADE Access, Inc., which we refer to as “E*TRADE Access”, which operates an independent network of ATMs in the United States and Canada, E*TRADE Mortgage Corporation, which we refer to as “E*TRADE Mortgage”, a direct to consumer mortgage loan originator and Ganis Credit Corporation, which we refer to as “Ganis”, a consumer recreational vehicle, marine and other consumer loan originator. E*TRADE Financial Corporation, which we refer to as “ETFC”, is a provider of financial services and the holding company of the Bank. E*TRADE Re, LLC is a provider of reinsurance and financial services and the holding company of ETFC and E*TRADE Global Asset Management, Inc. is a registered broker-dealer and investment advisor that manages asset portfolios for us and the Bank.

     We make our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments to the forgoing, available free of charge at our website as soon as reasonably practicable after they have been filed with the SEC. For a detailed description of our business you should read these reports and the other filings we make with the SEC which are incorporated by reference in this prospectus.

     E*TRADE’s corporate offices are located at 4500 Bohannan Drive, Menlo Park, California 94025. We also maintain significant corporate and operational offices in Arlington, Virginia and New York City, New York and major administrative facilities near Sacramento, California and Atlanta, Georgia. Finally we maintain significant operational facilities in Orange County, California and Chicago, Illinois. E*TRADE was incorporated in California in 1982 and reincorporated in Delaware in July 1996. We have approximately 3,500 employees. Our website address is http://www.etrade.com. The information on our website is not part of this prospectus.

RISK FACTORS

RISKS RELATING TO THE NATURE OF THE FINANCIAL SERVICES BUSINESS

Many of our competitors have greater financial, technical, marketing and other resources

     We face direct competition from retail and institutional financial service companies in each of our lines of business. Many of our competitors have longer operating histories and greater resources than we do and offer a wider range of financial products and services. Many also have greater name recognition, greater market acceptance, and larger customer bases. These competitors may conduct extensive promotional activities and offer better terms and lower prices to customers than we do. Moreover, some of our competitors have established relationships among themselves or with third parties to enhance their products and services. This means that our competitors may be able to respond more quickly to new or changing opportunities and demands and withstand market downturns better than we, and gain market share.

Downturns or disruptions in the securities markets could reduce transaction volumes and margin borrowing and increase our dependence on our more active customers who receive lower prices

     A significant portion of our revenues in recent years has been from online investing services, and although we continue to diversify our revenue sources, we expect this business to continue to account for a significant portion of our revenues in the foreseeable future. Like other financial services firms, we are directly affected by national and global economic and political conditions, broad trends in business and finance, disruptions to the securities markets and changes in volume and price levels of securities and futures transactions.

     A significant downturn in the U.S. securities markets has been occurring since March 2000, resulting in industry-wide declines in transaction volume. The decrease in transaction volume has been more significant for us with respect to our less active customers, increasing our dependence on our more active trading customers who receive more favorable pricing based on their transaction volume. Decreases in volumes, as well as securities prices, are also typically associated with a decrease in margin borrowing. Because we generate revenue from interest charged on margin borrowing, such decreases result in a reduction of revenue to E*TRADE Securities. When transaction volume is low, our operating results are harmed in part because some of our overhead costs remain relatively fixed.

Downturns in the securities markets increase the credit risk associated with margin lending or stock loan transactions

     We permit customers to purchase securities on margin. When the market declines rapidly, there is an increased risk that the value of the collateral we hold in connection with these transactions could fall below the amount of a customer’s indebtedness. Similarly, as part of our broker-dealer operations, we frequently enter into arrangements with other broker-dealers for the lending of various securities. Under regulatory guidelines, when we borrow or lend securities, we must generally simultaneously disburse or receive cash deposits. We may risk losses if there are sharp changes in market values of many securities and the counter-parties to the borrowing and lending transactions fail to honor their commitments. The recent downturn in public equity markets has led to a greater risk that parties to stock lending transactions may fail to meet their commitments.

We may be unsuccessful in managing the effects of changes in interest rates and the interest-bearing assets in our portfolio

     The results of operations for the Bank depend in large part upon the level of its net interest income, that is, the difference between interest income from interest-earning assets (such as loans and mortgage-backed securities) and interest expense on interest-bearing liabilities (such as deposits and borrowings). Changes in market interest rates and the yield curve could reduce the value of the Bank’s financial assets and reduce net interest income. Many factors affect interest rates, including governmental monetary policies and domestic and international economic and political conditions.

The Bank’s diversification of its asset portfolio may increase the level of charge-offs

     As the Bank diversifies its asset portfolio through purchases and originations of higher-yielding asset classes, such as automobile, marine and RV loans and retained interests in asset securitizations, we will have to manage assets that carry a higher risk of default than our mortgage portfolio. Consequently, the level of charge-offs associated with these assets may be higher than previously experienced. In addition, if the overall economy continues to weaken, we could experience higher levels of charge-offs. If expectations of future charge-offs increase, a corresponding increase in the amount of our loan loss allowance would be required. The increased level of provision for loan losses recorded to meet additional loan loss allowance requirements could adversely impact our financial results if those higher yields do not cover the provision for loan losses.

If interest rates increase, we could suffer a significant decline in our mortgage business

     Unprecedented levels of mortgage loan financing and refinancing spurred by the current low long-term interest rates have contributed to our overall profitability. Thus, our profitability may be adversely affected during any period of increases in long-term interest rates. A sustained increase in interest rates could adversely affect our ability to originate mortgage loans as consumers may become less apt to purchase homes through the use of financing or to refinance existing mortgage loans. As the volume of our mortgage loan origination decreases, there may be a corresponding decrease in our overall profitability. While we have been diversifying into other asset classes to offset the potential decrease in mortgage financing and refinancing activity, there can be no assurance that such diversification will fully offset any decrease in our profitability related to a decline in our mortgage business. Further, as interest rates increase, our risk of litigation increases as people may become more prone to sue in the event that funding of a mortgage product does not occur during an interest rate lock-in period.

Risks associated with trading transactions at our specialist/market maker could result in trading losses

     A majority of our specialist and market-making revenues at Dempsey are derived from trading by Dempsey as a principal. Dempsey may incur trading losses relating to the purchase, sale or short sale of securities for its own account as well as trading losses in its specialist stocks and market maker stocks. From time to time, Dempsey may have large positions in securities of a single issuer or issuers engaged in a specific industry. In general, because Dempsey’s inventory of securities is marked to market on a daily basis, any downward price movement in those securities will result in a reduction of revenues and operating profits. Dempsey also operates a proprietary trading desk separately from its specialist and market maker operations, which may also incur trading losses.

Reduced spreads in securities pricing, levels of trading activity and trading through market makers and/or specialists could harm our specialist and market maker business

     The listed marketplaces have moved from trading using fractional share prices to trading using decimals. As a result, spreads that specialists and market makers receive in trading equity securities have declined and may continue to decline, which could harm revenues generated by Dempsey. Also, the advent of decimalization led to a decline in order flow revenue received by us from market makers and marketplaces. Similarly, a reduction in the volume and/or volatility of trading activity could also reduce spreads that specialists and market makers receive, also adversely affecting revenues generated by Dempsey.

     Alternative trading systems that have developed over the past few years could also reduce the levels of trading of exchange-listed securities through specialists and the levels of over-the-counter trading through market makers. In addition, ECNs have emerged as an alternative forum to which broker-dealers and institutional investors can direct their limit orders. This allows broker-dealers and institutional investors to avoid directing their trades through market makers. As a result, Dempsey may experience a reduction in its flow of limit orders.

If we do not successfully manage consolidation opportunities, we could be at a competitive disadvantage

     There has been significant consolidation in the online financial services industry over the last several years, and the consolidation is likely to continue in the future. Should we fail to take advantage of viable consolidation opportunities or if we overextend our efforts by acquiring businesses that we are unable to integrate or properly manage, we could be placed at a competitive disadvantage. Acquisitions entail numerous risks including retaining or hiring skilled personnel, integrating acquired operations, products and personnel and the diversion of management attention from other business concerns. In addition, there can be no assurance that we will realize a positive return on any of these investments or that future acquisitions will not be dilutive to earnings.

We rely heavily on technology to deliver products and services

     Disruptions to or instability of our technology, including an actual or perceived breach of the security of our technology, could harm our business and our reputation.

Our international efforts subject us to additional risks and regulation, which could impair our business growth

     One component of our strategy has been an effort to build an international business. We have established certain joint venture and/or licensee relationships. We have limited control over the management and direction of these venture partners and/or licensees, and their action or inaction, including their failure to follow proper practices with respect to regulatory compliance and/or corporate governance, could harm our operations and/or our reputation.

RISKS RELATING TO THE REGULATION OF OUR BUSINESS

We are subject to extensive government regulation, including banking and securities rules and regulations, which could restrict our business practices

     The securities and banking industries are subject to extensive regulation. All of our broker-dealer subsidiaries have to comply with many laws and rules, including rules relating to possession and control of customer funds and securities, margin lending and execution and settlement of transactions. We are also subject to additional laws and rules as a result of our specialist and market maker operations in Dempsey. In addition, if we were deemed to solicit orders from our customers or make investment recommendations, we would become subject to additional rules and regulations governing, among other things, sales practices and the suitability of recommendations to customers.

     Similarly, E*TRADE Group, E*TRADE Re, LLC and ETFC, as savings and loan holding companies, and E*TRADE Bank, as a federally chartered savings bank and subsidiary of ETFC, are subject to extensive regulation, supervision and examination by the OTS, and, in the case of the Bank, the FDIC. Such regulation covers all banking business, including lending practices, safeguarding deposits, capital structure, record keeping, transactions with affiliates and conduct and qualifications of personnel.

     Similarly, Federal, state and local governments may pass legislation affecting the privacy of financial information that could constrain our ability to communicate, or otherwise conduct business with existing or potential customers.

If we fail to comply with applicable securities, banking and insurance regulations, we could be subject to disciplinary actions, damages, penalties or restrictions that could significantly harm our business

     The SEC, NYSE and the NASD or other self-regulatory organizations and state securities commissions can, among other things, censure, fine, issue cease-and-desist orders or suspend or expel a broker-dealer or any of its officers or employees for violation of any of their respective laws, rules or regulations, including regulations of advertising and market activity. The OTS may take similar action with respect to our banking activities. Similarly, the attorneys general of each of the states could bring legal action on behalf of the citizens of the various states to ensure compliance with local laws. Our ability to comply with all applicable laws and rules is largely dependent on our establishment, maintenance and enforcement of an effective compliance system. Our failure to establish and enforce proper compliance procedures, even if unintentional, could subject us to significant losses or disciplinary or other actions.

If we do not maintain the capital levels required by regulators, we may be fined or even forced out of business

     The SEC, NYSE, NASD, OTS and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers and regulatory capital by banks. Net capital is the net worth of a broker or dealer (assets minus liabilities), less deductions for certain types of assets. Failure to maintain the required net capital could result in suspension or revocation of registration by the SEC and suspension or expulsion by the NYSE and/or NASD, and could ultimately lead to the firm’s liquidation. In the past, our broker-

dealer subsidiaries have depended largely on capital contributions by us in order to comply with net capital requirements. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require an intensive use of capital could be limited. Such operations may include investing activities, marketing and the financing of customer account balances. Also, our ability to withdraw capital from brokerage subsidiaries could be restricted, which in turn could limit our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding stock. See Note 14 of Consolidated Financial Statements for the minimum net capital requirements for our domestic broker-dealer subsidiaries for the current reporting period.

     Similarly, the Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could harm a bank’s operations and financial statements. A bank must meet specific capital guidelines that involve quantitative measures of a bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. A bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about the strength of components of the bank’s capital, risk weightings of assets, off-balance-sheet transactions and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require a bank to maintain minimum amounts and ratios of Total and Tier 1 Capital to risk-weighted assets and of Tier I Capital to adjusted total assets. To satisfy the capital requirements for a well capitalized financial institution, a bank must maintain minimum Total and Tier 1 Capital to risk-weighted assets and Tier I Capital to adjusted total assets ratios. See Note 14 of Consolidated Financial Statements for the Bank for the current reporting period.

As a savings and loan holding company, we are subject to regulations that could restrict our ability to take advantage of certain business opportunities

     We, as well as the Bank, are required to file periodic reports with the OTS, and are subject to examination by the OTS. The OTS also has certain types of enforcement powers over ETFC and E*TRADE Re, LLC, including the ability to issue cease-and-desist orders, force divestiture of the Bank and impose civil money penalties for violations of federal banking laws and regulations or for unsafe or unsound banking practices. In addition, under the Gramm-Leach-Bliley Act, our activities are now restricted to those that are financial in nature and certain real estate-related activities. We may make merchant banking investments in companies whose activities are not financial in nature if those investments are made for the purpose of appreciation and ultimate resale of the investment and we do not manage or operate the company. Such merchant banking investments may be subject to maximum holding periods and special record keeping and risk management requirements.

     We believe that all of our existing activities and investments are permissible under the new legislation, but the OTS has not yet interpreted these provisions. Even if our existing activities and investments are permissible, we will be unable to pursue future activities that are not financial in nature. We are also limited in our ability to invest in other savings and loan holding companies.

     In addition to regulation as a savings and loan holding company, the Bank is subject to extensive regulation of its activities and investments, capitalization, risk management policies and procedures and relationship with affiliated companies. In addition, as a condition to approving our acquisition of ETFC, the OTS imposed various notice and other requirements, primarily a requirement that the Bank obtain prior approval from the OTS of any future material changes to the Bank’s business plan. Acquisitions of and mergers with other financial institutions, purchases of deposits and loan portfolios, the establishment of new Bank subsidiaries and the commencement of new activities by Bank subsidiaries require the prior approval of the OTS. These regulations and conditions could place us at a competitive disadvantage in an environment in which consolidation within the financial services industry is prevalent. Also, these regulations and conditions could affect our ability to realize synergies from future acquisitions, could negatively affect both us and the Bank following the acquisition and could also delay or prevent the development, introduction and marketing of new products and services.

RISKS RELATING TO OWNING OUR STOCK

We have incurred losses in the past and we cannot assure you that we will be profitable

     We have incurred operating losses in prior periods and we may do so in the future. We reported net income of $21.5 million for the three months ended March 31, 2003, net losses of $186.4 million for fiscal 2002, which included a cumulative effect of accounting change of $293.7 million and net losses of $241.5 million in fiscal 2001, which included a facility restructuring charge of $202.8 million. Although we achieved profitability in the three months ended March 31, 2003, we cannot assure you that profitability will be achieved in future periods.

Our ratio of debt to equity may make it more difficult to make payments on our debts or to obtain financing

     At March 31, 2003, we had an outstanding balance of $695.3 million in convertible subordinated notes. Our ratio of debt (our convertible debt, capital lease obligations and term loans) to equity (expressed as a percentage) was 46.4% as of March 31, 2003. We may incur additional indebtedness in the future. The level of our indebtedness, among other things, could:

  make it more difficult to make payments on our debt;
  make it more difficult or costly for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;
  limit our flexibility in planning for or reacting to changes in our business; and
  make us more vulnerable in the event of a downturn in our business.

The market price of our common stock may continue to be volatile

     From January 1, 2002 through March 31, 2003, the price per share of our common stock has ranged from a high of $12.64 to a low of $2.81. The market price of our common stock has been, and is likely to continue to be, highly volatile and subject to wide fluctuations. In the past, volatility in the market price of a company’s securities has often led to securities class action litigation. Such litigation could result in substantial costs to us and divert our attention and resources, which could harm our business. Declines in the market price of our common stock or failure of the market price to increase could also harm our ability to retain key employees, reduce our access to capital and otherwise harm our business.

We may need additional funds in the future which may not be available and which may result in dilution of the value of our common stock

     In the future, we may need to raise additional funds, which may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund our business growth plans. In addition, if funds are available, the issuance of securities could dilute the value of shares of our common stock and cause the market price to fall.

We have various mechanisms in place that may discourage takeover attempts

     Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a third party from acquiring control of us in a merger, acquisition or similar transaction that a shareholder may consider favorable. Such provisions include:

  authorization for the issuance of “blank check” preferred stock;
  provision for a classified Board of Directors with staggered, three-year terms;
  the prohibition of cumulative voting in the election of directors;
  a super-majority voting requirement to effect business combinations or certain amendments to our certificate of incorporation and bylaws limits on the persons who may call special meetings of shareholders;
  the prohibition of shareholder action by written consent; and
  advance notice requirements for nominations to the Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

     Attempts to acquire control of E*TRADE may also be delayed or prevented by our stockholder rights plan, which is designed to enhance the ability of our Board of Directors to protect shareholders against unsolicited attempts to acquire control of E*TRADE that do not offer an adequate price to all shareholders or are otherwise not in the best interests of the company and our shareholders. In addition, certain provisions of our stock incentive plans, management retention and employment agreements (including severance payments and stock option acceleration), and Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

MARKET FOR OUR COMMON EQUITY

     From the date of our initial public offering through January 2001, our common stock was listed on the Nasdaq National Market. In February 2001, we listed our shares on the NYSE. The following table shows the high and low sale prices of our common stock as reported by the Nasdaq or the NYSE, as applicable for the periods indicated:

	High	Low
Fiscal 2003:
First Quarter (through May 21, 2003)	$6.87	$3.65

Fiscal 2002:
First Quarter	$12.64	$7.61
Second Quarter	$9.54	$4.60
Third Quarter	$5.47	$2.81
Fourth Quarter	$5.98	$3.61

Fiscal 2001:
First Quarter	$15.38	$6.35
Second Quarter	$10.20	$5.32
Third Quarter	$6.82	$4.07
Fourth Quarter	$11.10	$5.59

The closing sale price of our common stock as reported on the NYSE on May 21, 2003 was $6.59 per share. As of March 20, 2003, there were 2,591 holders of record of our common stock.

DIVIDENDS

     We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our earnings, if any, for use in the business and do not anticipate paying any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the our Board of Directors and will depend upon a number of factors, including future earnings, the success of our business activities, regulatory capital requirements, our general financial condition and future prospects, general business conditions and such other factors as the Board of Directors may deem relevant.

PLAN OF DISTRIBUTION

     We are registering for resale all 1,288,784 shares of our common stock, par value of $0.01 per share, on behalf of Tilden S. Engelman, Dale A. Schreiber, James E. Carney and Jerald G. Kallas, or pledgees, donees, transferees or other successors in interest that receive the shares as a gift, partnership distribution or other non-sale related transfer from the foregoing; such transferees together with the foregoing named individuals are referred to herein as the selling shareholders. We will receive no proceeds from this offering. All of the shares were originally issued by us in connection with our acquisition of Engelman Securities, Inc.

     The selling shareholders may sell shares of common stock from time to time as follows (if at all):

  to or through underwriters, brokers or dealers;
  directly to one or more other purchasers;
  through agents on a best-efforts basis; or
  otherwise through a combination of any of these methods of sale.

     If a selling shareholder sells shares of common stock through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholder and/or the purchasers of the shares of common stock.

     The shares of common stock may be sold from time to time:

  in one or more transactions at a fixed price or prices, which may be changed;
  at market prices prevailing at the time of sale;
  at prices related to prevailing market prices;
  at varying prices determined at the time of sale; or
  at negotiated prices.

     These sales may be effected in transactions:

  on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;
  in the over-the-counter market;
  in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;
  in transactions otherwise than on exchanges or services or in the over-the-counter market;
  through the writing of options; or

  through other types of transactions.

     In connection with sales of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or others, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may pledge or grant a security interest in some or all of the common stock and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. The selling shareholders also may transfer and donate shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling shareholders for purposes of this prospectus. The selling shareholders may sell short the common stock and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover these short sales. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption.

     The selling shareholders agreed that if at any time before December 17, 2007, any selling shareholder or shareholders propose to sell or otherwise transfer an aggregate of 25,000 or more of the shares of common stock in any 30 day period, such selling shareholder or shareholders must first provide us with an opportunity to purchase some or all of these shares at the proposed price, or if no price has been negotiated, at the market price, provided that such selling shareholder or shareholders may only sell for cash consideration. In addition, the selling shareholders have agreed that if any selling shareholder or shareholders propose during this five year period to sell or otherwise transfer to any person in a privately negotiated transaction either an aggregate of 250,000 or more of the shares of common stock, or in one or a related series of transactions in any 90 day period an aggregate of 250,000 or more of the shares of common stock, the sale or other transfer will be subject to our prior written approval.

     The selling shareholders have agreed that, subject to certain exceptions described below, without our prior written consent, during the period prior to December 31, 2003, they will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale or maintain any short position, establish or maintain a “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act of 1934), enter into any swap, derivative transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of common stock (whether any such transaction is to be settled by delivery of shares of common stock, other securities, cash or other consideration), or otherwise dispose of, any shares of common stock (or any securities convertible into, exercisable for or exchangeable for shares of common stock) or interest therein of us or of any of our subsidiaries. The foregoing restrictions have lapsed with respect to 386,635 of the shares offered by this prospectus, and will lapse as to an additional 386,635 of the shares offered by this prospectus on the date the registration statement of which this prospectus forms a part is declared effective. Subject to certain exceptions described below, the resale restrictions will lapse with respect to the final 515,514 shares offered by this prospectus on December 31, 2003.

     Each of the selling shareholders has also agreed to abide by our internal written trading policies as if such selling shareholder was specifically named in such policies and without regard to whether such selling shareholder is an employee or another class of person named in such policies until December 17, 2004, and thereafter while that selling shareholder remains an employee or another class of person named in such policies. Each selling shareholder has agreed that any sales of the shares of common stock shall be conducted through us or through one of our registered broker-dealer affiliates, provided the costs and terms of conducting the sales are the same as offered to other institutional investors for similar transactions and are competitive with those offered by agency broker-dealers unaffiliated with any selling shareholder, or through a broker-dealer approved by us.

     At the time a particular offering of shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To our knowledge, except as disclosed in this prospectus there are currently no other agreements, arrangements or understandings with respect to the sale of any of the shares offered hereby.

     The selling shareholders and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the shares of common stock by them and any discounts commissions or concessions received by any underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     In the event of any offering of the securities offered hereby, underwriting discounts and commissions received by any NASD member or independent broker-dealer on securities sold in any distribution will not exceed 8% of the offering proceeds.

     The selling shareholders and any other person participating in a distribution of the shares of common stock will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, referred to in this prospectus as the Exchange Act, and the rules and regulations under the Exchange Act, including, without limitation, Regulation M which may limit the timing of purchases and sales of shares of common stock by the selling shareholders and any other person participating in the distribution. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     The selling shareholders will be responsible for any fees and expenses of any counsel or other advisor for the selling shareholders. All other expenses incurred in connection with the registration of the shares, including printer’s and accounting fees and the fees, disbursements and expenses of our counsel will be borne by us. Commissions, brokerage fees and discounts, if any, attributable to the sales of the shares of common stock will be borne by the selling shareholders. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act. We and the selling shareholders will be indemnified by the other against certain liabilities under the Securities Act.

     Because we are an affiliate of E*TRADE Securities, sales of the shares of common stock under the registration statement of which this prospectus forms a part may be subject to the applicable provisions of Rule 2720 of the National Association of Securities Dealers Rules of Conduct. Because a bona fide independent market exists for the shares of common stock, no “qualified independent underwriter” is required or will be appointed as a result of our affiliation with E*TRADE Securities.

     We have undertaken to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) two years after the date this registration statement is declared effective by the SEC, and (2) the date when all shares of common stock offered by this prospectus have been disposed of. After this period, if we choose not to maintain the effectiveness of the registration statement of which this prospectus constitutes a part, the securities offered hereby may not be sold, pledged, transferred or assigned, except in a transaction which is exempt under the provisions of the Securities Act.

SELLING SHAREHOLDERS

     We are registering the sale of the shares of common stock offered hereby on behalf of the selling shareholders. The following table sets forth the number and percentage of our shares of common stock owned by the selling shareholders, and the number and percentage of our shares of common stock that will be owned assuming the sale of all the shares offered hereby:

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned(1)	Number of Shares of Common Stock Beneficially Owned After Offering(2)	Percentage of Common Stock Beneficially Owned After Offering(2)
Tilden S. Engelman	322,196	--	--	--
Dale A. Schreiber	322,196	--	--	--
James E. Carney	322,196	--	--	--
Jerald G. Kallas	322,196	--	--	--
Other holders or future transferees, pledgees, donees or successors of any holders (3)
	--	--	--	--

Total	1,288,784	--	--	--

(1)	The selling shareholders as a group beneficially own less than 1% of our outstanding common stock.
(2)	Assumes the sale of all the shares offered hereby.
(3)	Information about other selling shareholders will be set forth in prospectus supplements, if required. Assumes that any other holders of the shares, or any future transferees, pledgees, donees or successors of or from any such other holders of shares, do not beneficially own any common stock other than the shares.

     We prepared this table based on the information supplied to us by the selling shareholders named in the table and we have not sought to verify this information. The selling shareholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares of common stock since the date on which the information in the above table is presented. Information about the selling shareholders may change over time. Any changed information will be set forth in supplements or amendments to this prospectus if and when necessary.

AVAILABLE INFORMATION

     We are subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act file reports, proxy statements, information statements and other information with the SEC. Reports, proxy statements and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain information about the operation of these public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus, referred to in this prospectus, together with all amendments and exhibits thereto, as the Registration Statement. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding us and the shares of common stock offered by this prospectus, reference is hereby made to the registration statement and to the exhibits and schedules filed with the registration statement. The Registration Statement, including the exhibits and schedules filed with the Registration Statement, may be inspected at the public reference facilities maintained by the SEC at Room 450, Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part may be obtained from that office upon payment of the prescribed fees.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents we have filed with the SEC (File No. 1-11921) pursuant to the Exchange Act are incorporated herein by reference:

  our Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 27, 2003, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 2, 2003, our Current Reports on Form 8-K, filed on January 7, 2003, January 24, 2003, March 11, 2003, April 8, 2003,
  the description of our common stock, $0.01 par value per share, and associated rights, contained in our registration statement on Form 8-A 12B, filed on July 12, 1996, as amended by Amendment No. 1 on Form 8-A 12B/A filed on February 12, 2001, including any amendment or report filed for the purpose of updating this description, and all reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering.

     Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of the document. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide upon written or oral request without charge to each person to whom this prospectus is delivered a copy of any or all of the documents which are incorporated in this prospectus by reference (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written requests for copies should be directed to E*TRADE Group, Inc., Investor Relations, 4500 Bohannon Drive, Menlo Park, California 94025. Our telephone number is (650) 331-6000.

LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

     The consolidated financial statements of E*TRADE Group, Inc. and its consolidated subsidiaries as of December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001, the three months ended

December 31, 2000 and the year ended September 30, 2000, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, except for E*TRADE Financial Corporation and subsidiaries for the year ended September 30, 2000, as stated in their report which is incorporated herein by reference and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     For the year ended September 30, 2000, the independent public accountant for E*TRADE Financial Corporation was Arthur Andersen LLP, and as a result, the consolidated financial statements of E*TRADE Financial Corporation and subsidiaries, which are consolidated with those of E*TRADE Group, Inc. and its consolidated subsidiaries not presented separately herein, have been audited by Arthur Andersen LLP. The consolidated financial statements of the E*TRADE Group, Inc. and its consolidated subsidiaries are incorporated in this prospectus by reference in reliance in part upon the report of Arthur Andersen given upon their authority as experts in accounting and auditing.

     On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. SEC rules require us to present audited financial statements in various SEC filings, along with Arthur Andersen’s consent to our inclusion of its audit report in those filings. Because our engagement partner and audit partner have left Arthur Andersen, we have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus as having certified the applicable consolidated financial statements of E*TRADE Financial Corporation and its subsidiaries, as required by Section 7 of the Securities Act. Section 11(a) of the Securities Act, provides that if any part of a registration statement at the time such part becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation which is used in connection with the registration statement, with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. The SEC has provided regulatory relief through Rule 437a under the Securities Act designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances, but you will not be able to sue Arthur Andersen pursuant to Section 11(a) of the Securities Act and therefore your right of recovery under that section may be limited as a result of the lack of consent. To the extent provided in Section 11(b)(3)(C) of the Securities Act, however, other persons who are liable under Section 11(a) of the Securities Act, including our officers and directors, may still rely on Arthur Andersen’s original audit reports as being made by an expert for purposes of establishing a due diligence defense under Section 11(b) of the Securities Act.